Exhibit (e)(17)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

CHARLES C. OSBORNE, JR. and	)
HORTENSIA D. OSBORNE, Individually and	)
On Behalf of All Others Similarly Situated,	)
)
Plaintiffs,	)
)
v.	)	C.A. No. 7169-VCN
)
INHIBITEX, INC., M. JAMES BARRETT,	)
RUSSELL M. MEDFORD, A. KEITH	)
WILLARD, GABRIELE M. CERRONE,	)
RUSSELL H. PLUMB, MICHAEL A. HENOS,	)
MARC L. PREMINGER, CHRISTOPHER	)
MCGUIGAN, INTA ACQUISITION	)
CORPORATION, and BRISTOL-MYERS	)
SQUIBB COMPANY,	)
)
Defendants.	)
)
JOHN P. HEGARTY, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)
	)	C.A. No. 7175-VCN
INHIBITEX, INC., MICHAEL A. HENOS, M.	)
JAMES BARRETT, GABRIELE M.	)
CERRONE, CHRISTOPHER MCGUIGAN,	)
RUSSELL M. MEDFORD, RUSSELL H.	)
PLUMB, MARC L. PREMINGER, A. KEITH	)
WILLARD, INTA ACQUISITION	)
CORPORATION, and BRISTOL-MYERS	)
SQUIBB COMPANY,	)
)
Defendants.	)

VERIFIED AMENDED CLASS ACTION COMPLAINT

Plaintiffs, by their undersigned attorneys, for their Verified Amended Class Action Complaint against defendants, allege upon personal knowledge with respect to themselves, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action brought by plaintiffs on behalf of themselves and the public shareholders of Inhibitex Inc. (“Inhibitex” or the “Company”) against the directors of Inhibitex, Inhibitex, Bristol-Myers Squibb Company (“Bristol-Myers”) and Inta Acquistion Corporation (“Inta”), a wholly-owned subsidiary of Bristol-Myers (collectively, “BMS”), arising out of the agreement to sell Inhibitex to Bristol-Myers (the “Proposed Transaction”). In pursuing the Proposed Transaction, each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to plaintiffs and the proposed Class.

2. On January 7, 2012, Inhibitex entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Bristol-Myers will acquire Inhibitex in a transaction valued at approximately $2.5 billion, by means of an all-cash tender offer (the “Tender Offer”) and a second-step merger after which Inhibitex will merge into a Bristol-Myers controlled entity. The Company’s shareholders will either accept the proposed Tender Offer and tender their shares or be cashed out in the follow-on acquisition. The Tender Offer commenced on January 13, 2012 and will expire at midnight, New York City time, on February 10, 2012.

3. Under the terms of the Proposed Transaction, Inhibitex shareholders will receive $26 per Inhibitex share (the “Offer Price”) if they choose to tender their stock. The Proposed Transaction has been approved by Inhibitex’s Board of Directors (the “Board” or the “Individual Defendants”).

4. The Proposed Transaction is the product of a flawed process that resulted from the Board’s failure to maximize shareholder value and deprived Inhibitex’s public shareholders of the ability to participate in the Company’s long-term prospects. Further, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiffs and the Class.

5. On January 17, 2012, Inhibitex and the Individual Defendants caused to be filed various documentation, including the Solicitation and Recommendation Statement (the “Solicitation Statement”) filed on Form Schedule 14D9 with the United States Securities and Exchange Commission (the “SEC”) that purports to inform Inhibitex shareholders of the material terms and information concerning the Proposed Transaction. The Solicitation Statement as presently drafted fails to include all material information that is reasonably important to Inhibitex shareholders in making a determination as to whether to tender their stock.

6. Plaintiffs also seek redress for the aiding and abetting of the Individual Defendants’ breaches of fiduciary duties by Inhibitex and BMS.

7. Through this action, plaintiffs seek enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event it is consummated.

PARTIES

8. Plaintiffs own and have owned common stock of Inhibitex continuously since prior to the wrongs complained of herein.

9. Inhibitex is a Delaware corporation and maintains its principal executive offices at 9005 Westside Parkway, Alpharetta, Georgia. The Company is a biopharmaceutical company focused on the development of anti-infection drugs to prevent or treat serious infections. The Company’s antiviral product candidates include INX-189, a HCV nucleoside polymerase inhibitor that has completed Phase Ib clinical trials for the treatment of chronic hepatitis C infection, FV-100, an orally available nucleoside analogue prodrug, which is in Phase II clinical trials for the treatment of herpes zoster or shingles. The Company is also developing anti-bacterials comprising Staphylococcal vaccines, which are under Phase I clinical trials to prevent Staphylococcus aureus infections, and Aurexis, a humanized monoclonal antibody that has completed Phase II trials for the treatment of Staphylococcus aureus bloodstream infections in hospitalized patients. Inhibitex has a license and development collaboration agreement with Pfizer, Inc. for the development of Staphylococcus aureus vaccines for humans. Inhibitex’s common stock trades on the NASDAQ Exchange under the ticker “INHX.” As of January 6, 2012, Inhibitex had 80,398,198 shares of common stock outstanding.

10. Defendant M. James Barrett (“Barrett”) has served as an Inhibitex director since 2002. According to the Company’s Annual Proxy Statement filed with the SEC on Form DEF 14A on April 28, 2011 (the “2011 Proxy”), Barrett is a member of the Company’s Compensation Committee and the Nominating and Corporate Governance Committee.

11. Defendant Russell M. Medford (“Medford”) has served as an Inhibitex director since 1997. According to the 2011 Proxy, Medford is Chair of Inhibitex’s Science and Technology Committee and is a member of the Company’s Nominating and Corporate Governance Committee and the Audit Committee.

12. Defendant A. Keith Willard (“Willard”) has served as an Inhibitex director since 2005. According to the 2011 Proxy, Willard is Chair of Inhibitex’s Nominating and Corporate Governance Committee and is a member of the Company’s Audit Committee.

13. Defendant Gabriele M. Cerrone (“Cerrone”) has served as an Inhibitex director since 2007.

14. Defendant Russell H. Plumb (“Plumb”) has served as an Inhibitex director since 2007 and was appointed as the Company’s President, Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) on December 30, 2006. Previously, Plumb served as Inhibitex’s Vice President, Finance and Administration and CFO from August 2000 through December 2006.

15. Defendant Michael A. Henos (“Henos”) has served as an Inhibitex director since 1997 and has served as Chairman of the Board since April 2001. Henos also previously served as Chairman of the Board from July 1997 through January 2000. According to the 2011 Proxy, Henos is Chair of Inhibitex’s Compensation Committee.

16. Defendant Marc L. Preminger (“Preminger”) has served as an Inhibitex director since 2003. According to the 2011 Proxy, Preminger is Chair of Inhibitex’s Audit Committee and is a member of the Company’s Compensation Committee.

17. Defendant Christopher McGuigan (“McGuigan”) has served as an Inhibitex director since 2007. According to the 2011 Proxy, McGuigan is a member of the Company’s Science and Technology Committee.

18. Defendant Bristol-Myers Squibb Company is a Delaware corporation and maintains its principal executive offices at 345 Park Avenue, New York, New York 10154. Bristol-Myers Squibb Company is a global biopharmaceutical company, discovers, develops, and delivers innovative medicines that help patients prevail over serious diseases. The company focuses on areas of serious unmet medical needs, such as cardiovascular disease, mental illness, cancer, HIV/AIDS, hepatitis B and C, rheumatoid arthritis, type 2 diabetes, solid organ transplantation, and Alzheimer’s disease.

19. Defendant Inta Acquisition Corporation is a Delaware corporation, a wholly-owned subsidiary of Bristol-Myers Squibb Company, and was created for the sole purpose of effecting the Proposed Transaction.

20. The defendants identified in 10-17 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiffs and the other public shareholders of Inhibitex, and owe plaintiffs and Inhibitex’s other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and fair disclosure

21. Each of the Individual Defendants at all times had the power to control and direct Inhibitex to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiffs and all Inhibitex shareholders.

22. Each of the Individual Defendants owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiffs and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

23. The Company’s public shareholders must receive the maximum value for their shares through the Proposed Transaction. Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated and are continuing to violate the fiduciary duties they owe to plaintiffs and the Company’s other public shareholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

24. Plaintiffs bring this action pursuant to Court of Chancery Rule 23, on their own behalf and as a class action on behalf of the public shareholders of Inhibitex common stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

25. This action is properly maintainable as a class action.

26. The Class is so numerous that joinder of all members is impracticable. As of January 2012, there were approximately 80 million publicly held shares of Inhibitex common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

27. Questions of law and fact are common to the Class, including, among others:

a. Whether the Individual Defendants have breached their fiduciary duties owed to plaintiffs and the Class; and

b. Whether plaintiffs and the Class will be irreparably harmed if defendants’ conduct complained of herein continues.

28. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

29. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

30. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

31. According to its website, Inhibitex is focused on developing differentiated products for the treatment and prevention of serious infectious diseases. Its clinical-stage programs include INX-189, a nucleotide polymerase inhibitor, and FV-100, a bicyclic nucleoside analogue, both of which are potent, orally available, antivirals in Phase 2 development for the treatment of chronic hepatitis C infections and herpes zoster (shingles), respectively, as well as Aurexis®, a humanized monoclonal antibody in clinical development for the adjunct treatment of serious Staphyloccocus aureus infections in combination with antibiotics. Antiviral programs in pre-clinical development include several differentiated oral nucleotide analogues for the treatment of HCV. In addition, Inhibitex has licensed the use of its MSCRAMM® protein platform to Pfizer, Inc. for use in the development of vaccines to prevent Staphyloccocus aureus infections. Inhibitex’s primary pipeline drug, INX-189, is currently undergoing clinical trials. Significant financial potential relies on the continued success of INX-189 in clinical trials.

32. On November 4, 2011, the Company issued a press release announcing its third quarter 2011 financial results and updated investors and analysts on corporate developments. The financial results showed an increase in revenue to $1.3 million compared to $0.3 million in the third quarter of 2010, but a $5.3 million net loss, equal to the loss posted in the third quarter of 2010. The November 4, 2011 press release stated in pertinent part:

Third Quarter 2011 Financial Results

As of September 30, 2011, the Company held $53.7 million in cash, cash equivalents, short-term and long-term investments.

The Company reported a net loss in the third quarter of 2011 of $5.3 million, which was the same net loss it reported in the third quarter of 2010. While the net loss in each of these quarters was essentially the same, the net loss in the third quarter of 2011 resulted from an increase in milestone revenue earned in the quarter that was offset by higher research and development expense. Basic and diluted net loss per share was $0.07 for the third quarter of 2011, as compared to $0.08 for the third quarter of 2010.

Revenue for the third quarter of 2011 increased to $1.3 million from $0.3 million in the third quarter of 2010 due to a $1.0 million milestone earned and received from our licensee and collaborator, Pfizer, Inc. associated with the initiation of a Phase 1/ 2 clinical trial of a 4-antigen Staphylococcus aureus (S. aureus) vaccine (SA4Ag) during the quarter.

Research and development expense increased to $5.7 million in the third quarter of 2011 from $4.7 million in the third quarter of 2010. The $1.0 million increase was primarily due to a $0.4 million increase in direct costs incurred with the initiation of both the Phase 2 genotype 2/3 clinical trial of INX-189 and the additional clinical trial of INX-189 designed to evaluate higher doses of INX-189 administered as monotherapy or in combination with ribavirin for seven days, as well as an increase in non-direct expenses of $0.6 million related to an increase in research and development personnel and higher use of laboratory supplies. General and administrative expense was $0.9 million in the third quarter of 2011, which was the same amount as reported in the third quarter of 2010.

33. The truly notable aspect of the November 4, 2011 press release, however, was that the Company announced that milestones had been reached in the development of INX-189:

Recent Corporate Developments

INX-189 for Chronic Hepatitis C – The Company today reported top-line safety and antiviral data from the first cohort of its ongoing clinical trial of INX-189, which is primarily designed to further evaluate the safety, tolerability, pharmacokinetics and antiviral activity of higher doses of INX-189, administered as monotherapy, or in combination with ribavirin, for seven days in treatment-naïve patients with chronic HCV genotype 1. In this study, 200 mg INX-189, dosed once-daily for seven days, continued to demonstrate potent and dose-dependent antiviral activity with a median HCV RNA reduction from baseline of -4.25 log10 IU/mL. Further, 200 mg INX-189 was generally well tolerated, and there were no serious adverse events (SAE) or dose dependent adverse events (AE) observed.

In September, the Company announced the initiation of this trial, which includes other planned cohorts of 100 mg INX-189 dosed once daily in combination with ribavirin, 100 mg INX-189 dosed twice daily as monotherapy, 100 mg INX-189 dosed with food, and possibly higher monotherapy doses of INX-189. Earlier this year, the Company reported positive top-line safety and antiviral data from its initial multiple ascending dose Phase 1b clinical trial of INX-189, whereby INX-189, when dosed once-daily at 9 mg, 25 mg, 50 mg and 100 mg for seven days, demonstrated dose-dependent antiviral activity with median HCV RNA reductions from baseline of -0.64, -1.00, -1.47, and -2.53 log10 IU/mL, respectively.

The Company also reported today that it has initiated a Phase 1 drug/drug interaction study in healthy volunteers of INX-189 and an HCV direct acting antiviral compound, the objective of which is to evaluate the safety, tolerability and pharmacokinetics of the two compounds in contemplation of the Company expanding its Phase 2 clinical development program to include interferon-free combinations of INX-189 with other antiviral agents in HCV genotype 1, 2, and 3 patients in 2012. The Company anticipates that this study will be completed by year-end.

In September, the Company also announced the commencement of a 90-patient randomized, placebo controlled, response-guided, Phase 2 clinical trial to evaluate the safety, tolerability and antiviral activity of INX-189 in combination with pegylated interferon and ribavirin in chronic HCV-infected genotype 2 and 3 treatment-naïve patients. This ongoing clinical trial is designed to evaluate three once-daily doses of INX-189 (25 mg, 50 mg and 100 mg) administered in combination with pegylated interferon and ribavirin for 12 weeks, and includes a control arm in which patients will receive placebo and standard of care treatment (a combination of pegylated interferon and ribavirin for 24 weeks). Each INX-189 combination treatment cohort in the trial is expected to include 25 patients, and the control arm is expected to include 15 patients. Patients in the INX-189 containing treatment arms that achieve an extended rapid viral response, or eRVR, defined as having HCV RNA below the level of detection after 28 days and 12 weeks of dosing, will stop all therapy after 12 weeks. Those patients who do not achieve an eRVR will continue receiving pegylated interferon and ribavirin for 12 additional weeks. Patients will be followed for 24 weeks after end-of-treatment to determine if they achieve a sustained viral response (SVR), which is the currently accepted definition of cure for chronic HCV infections. The Company anticipates completing enrollment in this trial around year end. The Company is presenting two abstracts at the upcoming annual meeting of the American Association for the Study of Liver Diseases (AASLD) in San Francisco beginning November 4, 2011. On August 2, 2011, AASLD posted the titles of these abstracts on its website, which are:

•	Antiviral Activity and Safety of INX-08189, a Nucleotide Polymerase Inhibitor, Following 7-Days of Oral Therapy in Naïve Genotype-1 Chronic HCV Patients

•	Preclinical Characterization of a Series of Highly Potent Phosphorodiamidate Nucleotide Analogue Inhibitors of Hepatitis C Polymerase.

FV-100 – In August, the Company announced its intentions to file a protocol and other associated submissions, including a patient reported outcomes (PRO) dossier, to the FDA for a proposed Phase 2b trial of FV-100 in order to obtain feedback on the protocol, its PRO methodology, and a regulatory pathway that could potentially support an indication for the reduction of shingles-associated pain and/or the incidence of post-herpetic neuralgia (PHN). The Company anticipates submitting these documents to the FDA this month. Subject to satisfactory regulatory review and feedback concerning the proposed clinical endpoints and the potential to support an indication for the reduction of shingles-associated pain and/or incidence of PHN, the Company will determine whether it will initiate the proposed Phase 2b study of FV-100 in 2012.

34. Individual Defendant Plumb commented on the positive momentum of the clinical development of INX-189 by saying:

We are very pleased with the progress we have made in the clinical development of INX-189 over the past several months, as well as the continued potent, dose-dependent antiviral activity it is demonstrating as monotherapy in genotype 1 treatment-naïve HCV patients[.] We look forward to expanding the scope of our Phase 2 program to include interferon-free combinations of INX-189 with other antiviral agents in HCV genotype 1, 2, and 3 patients in 2012.

(Emphasis added).

35. On November 29, 2011 the Company issued another update, noting its intent to expand its clinical trials:

Recent Corporate Developments

INX-189 for Chronic Hepatitis C – The Company today reported top-line safety and antiviral data from an ongoing Phase 1b extension trial of INX-189, which is designed to further evaluate the safety, tolerability, pharmacokinetics and antiviral activity of various doses of INX-189, administered as monotherapy or in combination with RBV, for seven days in treatment-naïve patients infected with chronic HCV genotype 1. In the ongoing trial, 100 mg INX-189, dosed once-daily for seven days in combination with RBV, continued to demonstrate potent and dose-dependent synergistic antiviral activity with a median HCV RNA reduction from baseline of -3.79 log10 IU/mL. Further, 100 mg INX-189 in combination with RBV was well tolerated and there were no serious adverse events. For comparison purposes, in a clinical trial completed earlier this year, 100 mg INX-189 dosed as monotherapy once-daily for seven days resulted in a median -2.53 log10 IU/mL reduction in HCV RNA levels. In this same clinical trial, the Company also reported antiviral data indicating that INX-189, when dosed once-daily at 9 and 25 mg in combination with RBV for seven days, demonstrated dose-dependent, synergistic antiviral activity.

The Company also reported today that, subject to regulatory review, it plans to further expand its ongoing Phase 1b extension trial to evaluate once-daily doses of 200 mg INX-189 in combination with RBV; 300 mg INX-189 as monotherapy; and 200 mg INX-005 (a single isomer of INX-189) as monotherapy, respectively, for seven days. The Company anticipates that the Phase 1b extension trial will be completed in the first quarter of 2012.

Additionally, the Company reported that it plans to submit a protocol amendment this quarter to its ongoing Phase 2 study in genotype 2 and 3 HCV-infected patients to include the evaluation of 100 mg and 200 mg of INX-189 dosed once-daily in combination with RBV for 12 weeks.

36. Just as shareholders were looking forward to reaping the benefits of the Company’s success, Bristol-Myers and Inhibitex issued a joint press release on January 7, 2012 announcing the Proposed Transaction:

NEW YORK & PRINCETON, N.J. & ATLANTA—(BUSINESS WIRE)—Bristol-Myers Squibb Company (NYSE: BMY) and Inhibitex, Inc. (Nasdaq:

INHX) announced today that the companies have signed a definitive agreement under which Bristol-Myers Squibb will acquire Inhibitex for $26.00 per share in cash pursuant to a cash tender offer and second step merger. The transaction, with an aggregate purchase price of approximately $2.5 billion, has been approved by the boards of directors of both companies. The board of directors of Inhibitex has agreed to recommend that Inhibitex’s shareholders tender their shares in the tender offer. In addition, shareholders with beneficial ownership of approximately 17% of Inhibitex’s common stock have entered into agreements with Bristol-Myers Squibb to support the transaction and to tender their shares in the tender offer.

Inhibitex is a clinical-stage biopharmaceutical company dedicated to the development of innovative products that can treat or prevent serious infections, whose primary focus is on the development of nucleotide/nucleoside analogs for the treatment of hepatitis C virus (HCV). Its lead HCV asset is INX-189, an oral nucleotide polymerase (NS5B) inhibitor in Phase II development that has exhibited potent antiviral activity, a high barrier to resistance and pan-genotypic coverage. Nucleotides/nucleosides are emerging as an important class of antivirals that may play a critical role as the backbone of future direct-acting antiviral-only combination approaches to HCV treatment.

“The acquisition of Inhibitex builds on Bristol-Myers Squibb’s long history of discovering, developing and delivering innovative new medicines in virology and enriches our portfolio of investigational medicines for hepatitis C,” said Lamberto Andreotti, chief executive officer, Bristol-Myers Squibb. “There is significant unmet medical need in hepatitis C. This acquisition represents an important investment in the long-term growth of the company.”

“This transaction puts INX-189 and the Company’s other infectious disease assets in the hands of an organization that can more optimally develop them and which believes as strongly as we do in INX-189’s potential in the treatment of chronic HCV,” said Russell Plumb, President and Chief Executive Officer of Inhibitex. “Bristol-Myers Squibb’s expertise in antiviral drug development, and its existing complementary portfolio, will assure that the potential of INX-189 is realized as part of future oral combination therapies for millions of patients in need around the world.”

“Bristol-Myers Squibb continues to drive advances in the field of hepatitis C research and development through internal development and selective partnerships,” said Elliott Sigal, M.D., Ph.D., executive vice president, chief scientific officer and president, R&D, Bristol-Myers Squibb. “The addition of Inhibitex’s nucleotide polymerase inhibitor to our own promising portfolio, which includes other direct-acting antivirals, brings additional options to develop all-oral regimens with better cure rates, shorter duration of therapy and lower toxicity than the current standard of care.”

The transaction is expected to be dilutive to earnings for Bristol-Myers Squibb through 2016, with an expected impact on earnings per share of approximately $0.04 in 2012 and approximately $0.05 in 2013.

Under the terms of the definitive agreement, Bristol-Myers Squibb will commence a cash tender offer to purchase all of the outstanding shares of Inhibitex’s common stock for $26.00 per share. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares that constitutes at least a majority of Inhibitex’s outstanding shares of common stock (on a fully diluted basis) and expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The agreement also provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $26.00 per share in cash. The merger agreement contains a provision under which Inhibitex has agreed not to solicit any competing offers for the company. Bristol-Myers Squibb will finance the acquisition from its existing cash resources. The companies expect the tender offer to close approximately thirty days after commencement of the tender offer.

(Emphasis added).

37. In the press release announcing the Proposed Transaction, Elliott Sigal, Bristol-Myers’ Vice President, Chief Scientific Officer and President of R&D, acknowledged the value that Inhibitex brings to Bristol-Myers by saying: “The addition of Inhibitex’s nucleotide polymerase inhibitor to our own promising portfolio, which includes other direct-acting antivirals, brings additional options to develop all-oral regimens with better cure rates, shorter duration of therapy and lower toxicity than the current standard of care.” Indeed, Bristol-Myers CEO Lamberto Andreotti also recognized the importance of Inhibitex and its contribution to the long-term growth of Bristol-Myers. He said: “There is significant unmet medical need in hepatitis C. This acquisition represents an important investment in the long-term growth of the [C]ompany.” (Emphasis added).

38. The Board has recommended that the Company’s shareholders accept the Tender Offer and tender their shares and, if required, adopt and approve the Merger Agreement and the transactions contemplated thereby.

39. According to a January 9, 2012 article appearing on SeekingAlpha.com, “[s]hares of Inhibitex, traded on the Nasdaq exchange, more than tripled in value last year, boosting the company’s market capitalization to $772.8 million as of Jan. 6. . . . The stock had battled back from an insider sale scare, and despite the fact that nearly 3 million shares were short, pressure to cover was mounting as bulls continued to push the stock price higher.”

(Emphasis added).

40. On January 10, 2012, the Company filed a Form 8-K with the SEC, including the Merger Agreement as an exhibit thereto.

41. On January 13, 2012, Bristol-Myers announced that it was commencing the Tender Offer, “to purchase all outstanding shares of common stock of Inhibitex Inc.” for $26.00 per share in cash. On the same day, the Tender Offer Statement (“Offering Statement”) was filed with the SEC. According to the Offering Statement, 49,170,603 shares or approximately 58% of Inhibitex’s outstanding stock, would need to be acquired in the offering to satisfy the minimum conditions imposed by Bristol-Myers.

42. It was further disclosed that certain voting agreements with certain individual entities, including Individual Defendants Cerrone, Plumb, and Barrett, were already in place that locked up 15,114,678 shares or approximately 17% of Inhibitex’s stock. Bristol-Myers therefore need only acquire an additional 34,055,925 or 41% of the outstanding stock. Pursuant to the terms and conditions of the Tender and Support Agreement, each shareholder agreed, among other things, (i) to tender all shares beneficially owned by them pursuant to the Tender Offer, (ii) if necessary, to vote all shares beneficially owned by them in favor of the adoption of the Merger Agreement and the approval of the Proposed Transaction, and (iii) not to solicit or initiate discussions with third parties regarding other proposals to acquire the Company.

43. On January 17, 2012, defendants filed the Solicitation Statement that is deficient and misleading in that it fails to provide adequate disclosure of all material information related to the Proposed Transaction.

Fiduciary Violations Concerning Process and Defensive Measures

44. To the detriment of the Company’s shareholders, the terms of the Merger Agreement substantially favor Bristol-Myers and are calculated to unreasonably dissuade potential suitors from making competing offers. The defensive measures permitted by the Individual Defendants, and aided and abetted by the remaining defendants include a “No-Solicitation” provision, a “matching right” provision, a highly-restrictive fiduciary out provision, an irrevocable Top-Up Option, and an excessive termination fee.

45. The Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a No-Solicitation provision in Section 5.02 of the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 5.02(a) of the Merger Agreement states:

(a) Subject to Section 5.02(b) and 5.02(c), at all times during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VIII, the Company shall not, and shall cause its Subsidiaries and their respective directors, officers and employees, and any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) retained by it or any of its Subsidiaries, to not, (i) solicit, initiate, propose or knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, a Takeover Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding or furnish to any Person (other than Parent, Sub or their respective Representatives or the Company’s Representatives) any information or data relating to any Takeover Proposal or any proposal or offer that could reasonably be expected to lead to a Takeover Proposal, or provide, make available or waive restrictions on the use of any information or data concerning the Company or any Company Subsidiary to any Person pursuant to any commercial arrangement, joint venture arrangement, or other existing agreement or arrangement if it is reasonably likely that the Person receiving the confidential information could use such information for purposes of evaluating or developing a Takeover Proposal; provided that the foregoing shall not prohibit the Company or any Company Subsidiary from providing information or data to a Person as and to the extent required by, and in accordance with, written Contracts as in effect on the date hereof between the Company and such Person related to the Products, provided that any restrictions on use, confidentiality and similar provisions contained in such Contracts shall be enforced, (iii) grant any waiver, amendment or release under any standstill or confidentiality agreement (or any standstill or confidentiality provision of any other contract or agreement) or Takeover Provisions, or otherwise knowingly facilitate any effort or attempt by any Person to make a Takeover Proposal (including providing consent or authorization to any Person to make a Takeover Proposal to any officer or employee of the Company or to the Company Board or any member thereof pursuant to any Existing Confidentiality Agreement), (iv) approve, endorse, recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to a Takeover Proposal or any proposal or offer that could reasonably be expected to lead to a Takeover Proposal, or that contradicts this Agreement or requires the Company to abandon this Agreement or (v) resolve, propose or agree to do any of the foregoing. The term “Existing Confidentiality Agreement” means any confidentiality, standstill or other agreement, understanding or arrangement in effect as of the date hereof between the Company or any of its Subsidiaries or any Affiliate or any Representative of the Company or its Subsidiaries, on the one hand, and any third party (other than Parent, Sub or their Affiliates or Representatives), on the other hand, providing for, among other things, (i) the confidential treatment of non-public information provided to such third party and/or (ii) prohibiting the third party from acquiring the assets or Equity Interests of the Company or any of its Affiliates (or similar actions).

(Emphasis added).

46. Section 5.02(b) of the Merger Agreement also provides severe restrictions on how the Board may enter into discussions and negotiations in response to an unsolicited competing bid. Even with an unsolicited competing bid, the Merger Agreement requires the Board to provide Bristol-Myers with written notice of the alternative proposal, including, but not limited to, notifying Bristol-Myers of such suitor(s)’ identity within (24) twenty-four hours. Section 5.02(b) of the Merger Agreement states:

(b) Notwithstanding the provisions of Sections 5.02(a) or anything else in this Agreement to the contrary, at any time prior to the Offer Closing, the Company may, subject to compliance with this Section 5.02(b), in response to an unsolicited bona fide written Takeover Proposal from any Person after the date of this Agreement that the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, constitutes or could reasonably be expected to lead to a Superior Proposal, and after the Company Board having determined in good faith, after consultation with outside legal counsel, that failure to take the following actions would be inconsistent with the Company Board’s fiduciary duties under applicable Laws, (i) furnish confidential information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal (and its Representatives) pursuant to a customary standstill and confidentiality agreement (which need not restrict such Person from making an unsolicited Takeover Proposal) on terms no less favorable to the Company than those contained in the Confidentiality Agreement (a “Qualifying Confidentiality Agreement”), provided that the Company shall promptly make available to Parent any information concerning the Company and its Subsidiaries that is provided to any Person making such Takeover Proposal that is given such access and which information was not previously made available to Parent or its Representatives, and (ii) participate in discussions and negotiations with the Person making such unsolicited bona fide written Takeover Proposal (and such Person’s Representatives) regarding such Takeover Proposal. Notwithstanding the foregoing, the Company shall not provide any commercially sensitive non-public information to any competitor in connection with the actions permitted by clause (i) of this Section 5.02(b), except in a manner consistent with the Company’s past practices in dealing with the disclosure of such information in the context of considering Takeover Proposals prior to the date of this Agreement. The Company shall as promptly as reasonably practicable (and in any event, within twenty-four (24) hours) advise Parent orally and in writing of the receipt of any proposals, inquiries or offers with respect to a Takeover Proposal after the date of this Agreement, the material terms and conditions of any such Takeover Proposal (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and the identity of the Person or group of Persons making any such Takeover Proposal. The Company shall keep Parent reasonably informed on a prompt basis of the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified, and material details of any such Takeover Proposal and provide Parent with any documents describing or evidencing any such Takeover Proposal sent by or provided to the Company or any of its Subsidiaries or Representatives as promptly as reasonably practicable (and in any event within twenty-four (24) hours after receipt or delivery thereof).

(Emphasis added).

47. As a result of the foregoing, the Individual Defendants are no longer able to freely exercise their fiduciary duties because they must first inform (in great detail) Bristol-Myers of all “discussions or negotiations” with any third party.

48. The Merger Agreement contains a highly restrictive “fiduciary out” provision in Section 5.02 permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances. Moreover, Section 5.02(c) of the Merger Agreement grants Bristol-Myers a “matching right” with respect to any “Superior Proposal” made to the Company. Section 5.02(c)(ii) of the Merger Agreement states, in relevant part:

(ii) Notwithstanding this Section 5.02(c) or anything else in this Agreement to the contrary, at any time prior to the Offer Closing, the Company Board may (A) in response to an Intervening Event, take or fail to take the actions specified in clauses (A), (D)(2) or (F) of Section 5.02(c)(i) (an “Intervening Event Adverse Recommendation Change”) if the Company Board determines in good faith, after consultation with its outside counsel, that it is required to do so in order to comply with its fiduciary duties to the Stockholders of the Company under applicable Law and (B) in response to an unsolicited bona fide written Takeover Proposal from any Person that is not withdrawn and that the Company Board concludes in good faith, after consultation with an independent financial advisor and outside legal counsel, constitutes a Superior Proposal, cause the Company to enter into a definitive agreement with respect to a Superior Proposal and terminate this Agreement pursuant to Section 8.01(f); provided, however, that (x) no Intervening Event Adverse Recommendation Change may be made and (y) the Company shall not exercise its right to terminate this Agreement pursuant to Section 8.01(f) until after (1) the period of three (3) business days (the “Notice Period”) following Parent’s receipt of written notice from the Company advising Parent, in the case of clause (x) above, of the reasons for such Intervening Event Adverse Recommendation Change, including a description of the Intervening Event in reasonable detail, and, in the case of clause (y) above, that the Company Board has received a Superior Proposal (or, in the event of a material modification of a Superior Proposal with respect to which prior written notice to Parent has been provided, the period shall be two (2) business days), specifying the material terms and conditions of the Superior Proposal (or material modification thereto), identifying the Person making such Superior Proposal and stating that the Company Board has resolved to exercise its right to terminate this Agreement pursuant to Section 8.01(f), (2) the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Intervening Event would cease to necessitate an Intervening Event Adverse Recommendation Change or such Takeover Proposal would cease to constitute a Superior Proposal; provided that, in the event of any material revisions to the Takeover Proposal that the Company Board has determined to be a Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.02 (including Section 5.02(c)) with respect to such new written notice and the revised Superior Proposal contemplated thereby and (3) a determination by the Company Board that the Takeover Proposal described in such written notice constitutes a Superior Proposal after taking into account any changes to this Agreement proposed and irrevocably committed to by Parent during such Notice Period. None of the Company, the Company Board or any committee of the Company Board shall enter into any agreement with any Person to limit or not to give prior notice to Parent of its intention to effect an Adverse Recommendation Change or to terminate this Agreement in light of a Superior Proposal.

(Emphasis added).

49. By including a three day “Notice” period whereby the Individual Defendants must notify Bristol-Myers of an “Intervening Event,” but cannot terminate the transaction and are forced to negotiate with Bristol-Myers to eliminate the “Intervening Event,” the fiduciary duties of the Individual Defendants are being compromised.

50. Similarly, by defining a “Superior Proposal” as a transaction that “would result in a transaction that is more favorable to stockholders,” rather than determining that a superior proposal “could” result in a similar transaction, the Individual Defendants are prevented from pursuing any bona fide proposal.

51. Additionally, Section 1.04 grants Bristol-Myers an irrevocable Top-Up Option.

Section 1.04(a) of the Merger Agreement states:

(a) The Company hereby grants to Sub an irrevocable option (the “Top-Up Option”), exercisable upon the terms and conditions of this Section 1.04, to purchase that number of newly-issued Shares (the “Top-Up Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares held by Parent and Sub at the time of such exercise, shall constitute one (1) Share more than the number of Shares necessary for Sub to be merged into the Company pursuant to Section 253 of the DGCL (after giving effect to the issuance of Shares pursuant to the exercise of the Top-Up Option), and (ii) the aggregate number of Shares that the Company is authorized to issue under the Company Charter but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top Up Option.

52. In other words, even if Bristol-Myers acquires just 41% of the 58% minimum acquisition amount through the Tender Offer (because it already has 17% of the Company’s outstanding common stock locked up via the Tender and Support Agreement), it would have the ability to exercise the Top-Up Option and dilute the economic interests of any remaining public shareholders, including plaintiffs and members of the putative Class. The Top-Up Option is coercive. Unless Bristol-Myers gets the whole Company in the Tender Offer, it could exercise the Top-Up Option and the public shareholders would be frozen out.

53. Further locking up control of the Company in favor of Bristol-Myers is Section 8.03 of the Merger Agreement, which contains a provision for a “Termination Fee” of $75,879,404 by the Company to Bristol-Myers if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties. Additionally, the Company may have to pay Bristol-Myers up to $10 million for reimbursement of expenses.

54. According to the Merger Agreement, the Termination Fee is payable to Bristol-Myers if, under certain circumstances, Inhibitex terminates the Merger Agreement. This termination fee is excessive and will unnecessarily deter other companies from making higher offers for Inhibitex. The fee would ultimately be borne by any competing bidder for Inhibitex, which serves ultimately to prejudice Inhibitex shareholders’ ability to receive maximum consideration for their shares in any transaction.

55. The triggering event requiring payment of the Termination Fee is almost completely in the discretion of Bristol-Myers. Payment of the $75 million Termination Fee will be upon Bristol-Myers determining, inter alia, that Inhibitex’s “subsidiaries or representatives take any action which, if taken by the Company, would constitute a breach” of the Merger Agreement.

56. The inclusion of the Termination Fee, the Top-Up Option and No Solicitation provisions are deal protection devices that serve to deter competing parties from making bids and prevents the Inhibitex Board from properly exercising its fiduciary duties to obtain the best available strategic alternative–and resulting maximum value–for Inhibitex’s shareholders.

57. These deal protection devices erect barriers to competing offers and substantially increase the likelihood that the Proposed Transaction will be consummated, leaving Inhibitex shareholders with limited opportunity to consider any superior offer. When viewed collectively, these provisions cannot be justified as reasonable or proportionate measures to protect Inhibitex’s investment in the transaction process.

58. Moreover, pursuant to the terms and conditions of the Tender and Support Agreement, each shareholder agreed, among other things, (i) to tender all shares beneficially owned by them pursuant to the Tender Offer, (ii) if necessary, to vote all shares beneficially owned by them in favor of the adoption of the Merger Agreement and the approval of the Proposed Transaction, and (iii) not to solicit or initiate discussions with third parties regarding other proposals to acquire the Company.

59. Further, the Merger Agreement demonstrates that the Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, as well as its future growth in profits and earnings. Inhibitex shareholders will be cashed out of their investment in the Company and will not share in the synergies and future growth of the combined post-merger Company. As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their Inhibitex shares in the Proposed Transaction.

60. The consideration to be paid to plaintiffs and the Class in the Proposed Transaction also is unfair and grossly inadequate because, among other things, the intrinsic value of Inhibitex is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets.

61. The Proposed Transaction comes at a time when the Company’s prospects for growth and increased revenue are substantially increasing as INX-189 makes its way through regulatory hurdles. Inhibitex has failed to disclose material information concerning the Offer Price in SEC filings related to the Proposed Transaction, as discussed herein. Nevertheless, the Offer Price unfairly caps the Company’s value given that Inhibitex continues to have strong growth prospects and that the Company’s shareholders will be ceding control of the Company.

62. Additionally, it is unclear what “market check” if any Inhibitex performed to determine the value the Company would likely fetch if it were sold or merged with another company. The Individual Defendants therefore did not satisfy their fiduciary duty to use all reasonable efforts to obtain the best possible transaction for Inhibitex shareholders.

63. As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their Inhibitex common stock in the Proposed Transaction.

Violation of the Duty of Candor and Points of Disclosure

64. As alleged below and elsewhere herein, the Solicitation Statement omits material information about the Proposed Transaction that must be disclosed to Inhibitex’s shareholders to enable them to render an informed decision whether to tender their stock. Specifically, the Solicitation Statement omits material information with respect to the process and events leading up to the Proposed Transaction, as well as the opinion and analyses of Inhibitex’s financial advisor, Credit Suisse Securities (USA) LLC (“Credit Suisse”). This omitted information, if disclosed, would significantly alter the total mix of information available to the public holders of Inhibitex’s shares.

65. The Solicitation Statement discloses that Inhibitex has four principal products in development. There is, however, no corresponding disclosure as to what percentage each product is likely to constitute of Inhibitex’s total revenue. The Solicitation Statement does disclose that the Staphylococcus vaccine and Aurexis are likely to constitute less than 3% of total revenue. There is no corresponding disclosure for INX-189 and FV-100. The value of such information to plaintiffs and the Class is that they will be able to assign weight to the valuation analyses performed based upon the value of each component.

66. The Solicitation Statement fails to adequately disclose the negotiation process leading to the Board’s ultimate recommendation in favor of the Proposed Transaction. Specifically, there is no discussion whether the various parties of interest other than Bristol-Myers (Parties A-E) were identified and contacted by the Inhibitex Board and why these interested parties were contacted. Similarly, there is no disclosure why other strategic partners were not considered or contacted. Likewise, there is no discussion why, after the retention of Credit Suisse, no parties other than who had already contacted Inhibitex were considered. Plaintiffs and the Class would find this information material in determining whether defendants had deliberately selected a pool of interested parties that was too limited by excluding logical merger partners or designed to favor the interested parties actually contacted.

67. After having received virtually identical bids from Bristol-Myers and Party B on January 3 and 4, 2012, the Individual Defendants required that the two parties submit their best and final bids by January 5 “including revisions with respect to value and certainty of closing.” There is further disclosure that changes were made to the merger agreement “generally focused on increasing the certainty of closing.” What is not disclosed is what changes were made and whether such changes included more restrictive defensive measures against other bidders paying more for Inhibitex. Plaintiffs and the Class would find this information material to determine whether the Individual Defendants engaged in a process that was unduly restrictive.

68. After the next round of bidding where Bristol-Myers submitted a bid of $23.50 and Party B submitted a bid of $23.00, the Individual Defendants chose to only contact Bristol Myers to state that the Board was prepared to negotiate solely with Bristol-Myers if it was willing to revise a provision related to adverse clinical events (the “covered product provision”). There is no disclosure as to why the Individual Defendants did not make the same offer to Party B. This is material to plaintiffs and the Class for purposes of determining whether the Individual Defendants had championed Bristol-Myers over Party B and whether the playing field had been slanted in Bristol Myers’ favor.

69. The Solicitation Statement disclosed that the Inhibitex Special Committee retained Credit Suisse to provide a fairness opinion to shareholders on the proposed terms of the Tender Offer. There is, however, no corresponding disclosure as to why it was determined to be necessary to hire Credit Suisse where that investment bank “in the past has provided, currently are providing and in the future may provide investment banking and other financial services” to Bristol-Myers and its affiliates. Similarly, there is no disclosure of the amount of fees earned by Credit Suisse from Bristol-Myers. This information would be material to plaintiffs and the Class to determine whether Credit Suisse rendered truly independent judgment in opining on fairness.

70. The Solicitation Statement describes, incompletely, the process that led to the retention of Credit Suisse, a highly conflicted advisor. As a result, the Solicitation Statement is materially misleading in that regard. The “process” leading to the retention of Credit Suisse started very late in the Board’s efforts to sell the Company to Bristol-Myers. According to the Solicitation Statement, the Board apparently interviewed a few potential advisors over the course of a single day, before jumping into an engagement with Credit Suisse. It is material for shareholders to know what steps, if any, the Board undertook to ensure that it was provided the best, most independent advice. Here, this especially is the case given the numerous and substantial ties between Bristol-Myers and Credit Suisse.

71. The Solicitation Statement does not reflect that the Board even considered conducting any kind of comprehensive market canvass for potential buyers or some form of post-signing check, such as a “go-shop” to maximize shareholder value. To the contrary, the Solicitation Statement reflects that only a very small number (less than ten) of potential buyers were even contacted regarding a potential acquisition of the Company. The Solicitation Statement is materially misleading in that it fails to disclose numerous key details regarding the Board’s decision-making process in that regard, including how the list of potential buyers was created, why the Company decided not to undertake any kind of comprehensive or meaningful exploration of serious potential partners and what role, if any, Credit Suisse’s relationship(s) with the potential buyers had in coloring their advice to the Board to refrain from a comprehensive exploration of partners. The Solicitation Statement also is materially misleading in that it fails to disclose any details regarding the entities that Credit Suisse did solicit, how the list of potential buyers was selected and whether any such potential buyers were excluded from the list and why.

72. As asserted herein, the Merger Agreement contains numerous buyer-friendly defensive measures that will significantly impair any additional, meaningful topping bids to be made. The Solicitation Statement is materially misleading in that it fails to disclose the substance of the negotiations over these terms in any detail, including the steps taken by the Board and its advisors to ensure that the playing field for potential acquirors is as even as possible. This is especially the case under the circumstances given the way that the Company favored Bristol- Myers, as reflected in the Solicitation Statement, in its attempts to acquire Inhibitex.

73. Credit Suisse provided a brief description of the limited methodologies it did use in determining fairness but did not provide any explanation as to why generally accepted methodologies such as a Comparable Company Analysis were not used.

74. While it appears that Credit Suisse conducted a comparable selected transaction analysis in connection with calculating an implied premium, it fails to include sufficient information to let plaintiffs and other Class members compare the Proposed Transaction to the other selected transactions. For example, there is no discussion as to why the selected range of premiums (between 45% and 90%) were utilized or even what the actual observed premium was. At a minimum, the disclosure of the number and identities of the selected transactions should be made so that plaintiffs and the Class can determine for themselves what the implied premium and valuation would be.

75. The summary of Credit Suisse’s work contained in the Solicitation Statement appears to include alternative discounted cash flow analyses based on various management scenarios. What is unclear and material to plaintiffs and the Class is whether the alternate discounted cash flow analyses nonetheless used a 9-11% discount rate that had previously been applied to the “management case” numbers. This is material information for shareholders who see the alternate management scenarios as being more likely and wish to calculate their own alternative discounted cash flow analyses.

76. The Solicitation Statement provides a general description of the three alternate sets of financial projections upon which the financial valuation was performed by Credit Suisse. For each scenario, there is an assigned value based on the probability of successful commercialization. What is not disclosed is where the assigned probabilities came from and whether it is simply management’s subjective judgment or based on empirical studies. For example, with respect to Inhibitex’s FV-100 drug product, it disclosed that there is a 41%

probability of successful commercialization. The number, while oddly precise, is without explanation. This information is material to plaintiffs and the Class to permit them to determine which management scenario is more likely and how much weight to assign to each of the three scenarios.

77. Unless enjoined by this Court, defendants will continue to breach and/or aid the breaches of fiduciary duties owed to plaintiffs and the Class, and may consummate the Proposed Transaction to the irreparable harm of the Class.

COUNT I

(Breaches of Fiduciary Duties Against the Individual Defendants)

78. Plaintiffs repeat and re-allege each allegation as if fully set forth herein.

79. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Inhibitex’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Inhibitex’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Inhibitex’s public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Inhibitex; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.

80. The Individual Defendants have breached their fiduciary duties to plaintiffs and the Class.

81. As alleged herein, defendants have initiated a process to sell Inhibitex that undervalues the Company and vests them with benefits that are not shared equally by Inhibitex’s public shareholders – a clear effort to take advantage of the temporary depression in Inhibitex’s stock price caused by the current economic conditions. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of Inhibitex at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of Inhibitex’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that is committed to the Proposed Transaction.

82. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiffs and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

83. Plaintiffs and the other members of the Class have no adequate remedy at law.

COUNT II

(Breach of the Fiduciary Duty of Disclosure against the Individual Defendants)

84. Plaintiffs repeat and re-allege the preceding allegations as if fully set forth herein.

85. The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

86. The Solicitation Statement fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.

87. The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s shareholders. Because of defendants’ failure to provide full and fair disclosure, plaintiffs and the Class will be stripped of their ability to make an informed decision on whether to tender their shares or seek appraisal, and thus are damaged thereby.

88. Plaintiffs and the members of the Class have no adequate remedy at law.

COUNT III

(Aiding and Abetting the Board’s Breaches of Fiduciary Duty against Inhibitex and BMS)

89. Plaintiffs repeat and re-allege the preceding allegations as if fully set forth herein.

90. Defendants Inhibitex and BMS knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Inhibitex provided, and BMS obtained, sensitive non-public information concerning Inhibitex’s operations and thus had unfair advantages that are enabling it to acquire the Company at an unfair and inadequate price.

91. As a result of this conduct, plaintiffs and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Inhibitex shares.

92. Plaintiffs and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiffs as the Class representatives;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiffs and the Class;

D. Directing defendants to account to plaintiffs and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding plaintiffs the costs of this action, including reasonable allowance for plaintiffs’ attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: January 20, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 North Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiffs
OF COUNSEL:

HARWOOD FEFFER LLP
Robert I. Harwood
Matthew M. Houston
488 Madison Avenue
New York, NY 10022
(212) 935-7400

Attorneys for Plaintiff John P. Hegarty

30